
December 20, 2021

Paul Middleton
Chief Financial Officer
Plug Power, Inc.
968 Albany Shaker Road
Latham, NY 12110

   Re: Plug Power, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed May 14, 2021
    File No. 001-34392

Dear Mr. Middleton:

  We have reviewed your November 16, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Restatement Background, page 3

1. We note your responses to prior comments 2 and 4 and reissue our comments. We continue to believe the information provided in response to these comments is material and necessary for your Form 10-K to be complete. Please amend your filing to provide the information requested in prior comments 2 and 4.

2. We have reviewed your response to comment 3. We note that the ITC is reflected in both the equipment and the future service revenue. Please provide us with a specific and comprehensive analysis of your determination of whether the ITC is a separate performance obligation and how amounts have been allocated to revenue related to the ITC. Reference ASC 606-10-25-19 through 22 and ASC 606-10-32-28 or the applicable guidance you followed.

Critical Accounting Estimates
Impairment of Long-Lived Assets and PPA Executory Contract Considerations, page 61

3.   We have reviewed your response to comment 5 and have the following comments:

- We note that the response references "required uptimes." Please clarify what is meant by this term and provide additional details regarding the products and/or services specified in the PPA arrangements and how the contracts are structured. For example, clarify if the PPAs include a specified number of fuel cells and related hydrogen infrastructure that will be provided to the customer. Also, clarify the nature of the customer in each PPA, including whether the customer is at the corporate level or at the individual location.

- Provide additional details regarding your substantive substitution conclusion. In this regard, we note that the response focuses on moving additional fuel cells to a particular customer site but it is unclear how the substitution provisions work. Additionally, tell us whether fuel cells are moved from one customer location to another location for that same customer or whether fuel cells are moved between two distinct customers. Finally, provide additional explanation regarding how you concluded that customers benefit economically from the substitution as the response seems to focus on moving additional fuel cells to a particular location.

    You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Mark Rakip, Staff Accountant, at (202) 551-3573 with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Manufacturing